UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 1-33659

________________________________

COSAN LIMITED

(Translation of registrant’s name into English)

________________________________

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

COSAN LIMITED

TABLE OF CONTENTS

ITEM
1.	Material fact, filed by Rumo S.A. with the Brazilian Securities Commission on July 27, 2020, providing information in regards to a potential capital increase.

Item 1

Material fact, filed by Rumo S.A. with the Brazilian Securities Commission on July 27, 2020, providing information in regards to a potential capital increase.

RUMO S.A.

Corporate Taxpayer’s ID (CNPJ/ME) 02.387.241/0001-60

Company Registry (NIRE) 41.300.019.886
Publicly-held Company
Category A

MATERIAL FACT

RUMO S.A. (B3: RAIL3) (“Rumo” or “Company”), in compliance with provisions of Article 157, Paragraph 4 of Law No. 6.404/1976 and Article 3 of Instruction No. 358/2002 issued by the Brazilian Securities and Exchange Commission (“ICVM 358”), hereby announces to the market in general that, on this date, its Board of Directors approved the call for an Extraordinary Shareholders’ Meeting to be held on August 11, 2020, to resolve on the proposal for the Company’s authorized capital increase, as provided for in Article 6, caput of its Bylaws (“AGE”), due to its intention of heading a potential funding, which may take place through an offer for distribution of non-par, registered, book-entry common shares issued by the Company, with restricted placement efforts, pursuant to CVM Instruction No. 476 of January 16, 2009, as amended (“Potential Capital Increase”), according to alternatives currently being analyzed by the Company’s management.

The Potential Capital Increase is in line with the Company’s long-term business strategy and aims to provide financial capacity to (i) carry out several strategic projects bolstered by the recent anticipated renewal of Paulista Network (Malha Paulista) concession, also (ii) prepay due concession fees relating to the Company’s concession agreements. The prepayment of concession fees, which can be made in the short-term, offers appropriate returns on capital, and at the same time, releases future cash generation to be used to finance the Company’s growth.

The Company informs that it has engaged certain financial institutions to assist it the structuring of the Potential Capital Increase.

It is noted that, as of this date, no decision has been made as to conduct or consummation of a Potential Capital Increase, nor has any decision be made as to its structure and size, each of which is subject to the market conditions and other approvals necessary and, if any such transaction occurs, it will be conducted in accordance with applicable laws and regulations.

The Company will keep its shareholders and the market in general duly informed on any development relating to the issues discussed herein by releasing a notice to the market or material fact, where applicable, on the Webpages of the Company (http://www.ri.rumolog.com), the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

This Material Fact does not constitute an offer to sell securities in Brazil, in the United States of America or any other jurisdiction, it is merely informative, pursuant to the prevailing laws, and shall neither, under any circumstance, be considered as, nor represent a recommendation of investment, an offer to sell, request or offer to buy any securities of the Company in Brazil, in the United States of America or any other jurisdiction. Any information contained herein shall neither be taken, conveyed, released, distributed, nor disseminated in the United States of America. The distribution of announcements, the offer, and the sale of securities in certain jurisdictions may be forbidden by law. No security of the Company can be offered or sold in the United States of America without registration or registration exemption under the terms of the U.S. Securities Act.

This Material Fact contains forward-looking statements identified by terms and phrases, such as "anticipate", "believe", "intend", "estimate", "expect", "continue", “must", "can", "plan", "project", "foresee", "shall" and similar expressions and are mainly based on the Company’s current expectations, estimates of events and future trends. These forward- looking statements are subject to several risks and uncertainties, which can change from time to time. The Company cannot estimate how the forward-looking statements can be affected by these risks and uncertainties. The Company has no responsibility and does not intend to update or review the forward-looking statements herein, unless if provided for by laws.

Curitiba, July 27, 2020.

Ricardo Lewin

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial and Investor Relations Officer